Filed by Novartis AG
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No: 001-31269
Subject Company: Alcon Inc.

The following presentation was made available on the Novartis website on January 4, 2009.



Alcon acquisition

Creating a global leader in eye care

Investor presentation

January 4, 2010

NOVARTIS

Disclaimer

These materials contain forward-looking statements that can be identified by terminology such as "will strengthen," "would have enhanced opportunities," "would be established," "complementary assets," "synergies," "estimated," "expected," "potential," "accretive," "dilutive," "anticipate," "propose," "enable," "preserve," "strategic," or similar expressions, or by express or implied discussions regarding the potential impact on Novartis of the Alcon acquisition and proposed merger, including express or implied discussions regarding potential future sales or earnings of the Novartis Group or Alcon and any potential synergies, strategic benefits or opportunities as a result of the acquisition and proposed merger. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the Alcon acquisition and proposed merger. Neither can there be any guarantee with respect to the impact of the proposed transactions on Novartis' credit rating. In particular, management's expectations could be affected by, among other things, uncertainties involved in the development of new generic pharmaceutical products; unexpected patent litigation outcomes; unexpected inabilities to obtain or maintain exclusivity periods for developed products; unexpected regulatory actions or delays or government regulation generally; uncertainty that the two businesses will be integrated successfully and that key personnel will be retained; uncertainties that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Novartis Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission (SEC). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this document as of this date and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

Additional US-related information

Novartis expects to file a registration statement relating to the merger with the US Securities and Exchange Commission (SEC). The registration statement will contain a prospectus relating to the shares to be issued in the merger. Such prospectus will contain important information about Novartis, Alcon, the merger and other matters. Holders of Alcon shares who are US persons or who are located in the US are urged to read the prospectus and other documents that would form part of such registration statement when it becomes available. Such prospectus and any other relevant documents filed by Novartis with the SEC will be available free of charge at the SEC's website www.sec.gov and from Novartis.

Agenda

- **Summary**
- Strategic rationale
- New Novartis eye care division
- Transaction details
- Financial impact
- Conclusion

NOVARTIS

Summary

- Novartis to acquire 77% majority control of Alcon and proposes merger
  - **Completion of Nestlé transaction:**
    Exercise call option to acquire remaining 52% Alcon stake for USD 28.1 billion after 25% purchase in mid-2008 for USD 10.4 billion
  - **Merger proposal:**
    Proposal for all-share direct merger under Swiss law with implied value for 23% minority stake of USD 11.2 billion
- Clarity on Alcon in interest of all stakeholders, alleviating uncertainty and speculation about Novartis' intentions
- Creating a new eye care division – and an even stronger global leader
  - Global business with USD 8.5 billion in sales
  - Portfolios cover >70% of global vision care sector
  - Expand in specialty areas while diversifying risks

NOVARTIS

Agenda

- Summary
- **Strategic rationale**
- New Novartis eye care division
- Transaction details
- Financial impact
- Conclusion

NOVARTIS

Eye care sector: Strong growth platform with excellent fit with our focused healthcare portfolio

Selected examples

1 Aging population

- 38 million people in US > age 65
- 27 million people in Japan > age 65
- 9 million people visually impaired in US

2 Unmet medical need

- 22 million people with AMD[1]
- 65 million people with glaucoma

LUCENTIS RANIBIZUMAB

AIN457 (IL-17 antibody)

3 Emerging markets



- 60 million people in China with cataracts
- 104 million people in China > age 65

[1] *AMD – Age-related macular degeneration*

NOVARTIS

Eye care historically one of the fastest growing specialty therapeutic sectors

Top 5 pharmaceutical therapeutic areas

CAGR 2004-10 (%)


15%
11%
11%
9%
8%
Oncology immuno agents
Eye prepa- rations
Endo- crine
Anti- infective
Musculo- skeletal

Top 5 surgical / medical device areas

CAGR 2004-10 (%)


12%
11%
9%
8%
7%
Ortho- pedics
Cardio- vascular
Ophthal- mics
Dental
In-vitro diagnostic

CAGR – Compound annual growth rate

Source: EvaluatePharma, World Pharmaceutical Frontiers and Health Research International

NOVARTIS

Alcon and Novartis: Address broad range of needs and eye care business segments

2008 pro forma net sales: USD 8.5 bn


Pharma
36%
Surgical
34%
Contact lenses
18%
Consumer
12%
Novartis
Alcon

- Global leader in ophthalmic surgical products
- Complementary pharmaceutical portfolios for diseases in front and back areas of the eye
- Broad contact lens portfolio and advanced technologies
- Strong global brands in lens care

NOVARTIS

Alcon and Novartis: Complementary businesses

2008 net sales USD bn	**Alcon**	**Novartis**	**Pro forma**	**Comments**
Surgical	2.9	-	2.9	▪ Address >70% of global vision sector ▪ Medicines for different areas of eye ▪ Strengthened innovation capabilities ▪ Manufacturing and distribution skills ▪ Broad geographic presence ▪ Potential for synergies
Pharmaceuticals	2.6	0.5[1,2]	3.1	
Consumer eye care[3]	0.8	0.2	1.0	
Contact lenses	-	1.5	1.5	
Eye care division	**6.3**	**2.2**	**8.5**	

Source: Alcon and Novartis publicly available information

[1]Excludes USD 0.9 bn of 2008 sales from Lucentis, which will remain in Novartis Pharmaceuticals division but would be co-promoted with new eye care division; Genentech holds US rights

[2]Includes 2008 net sales of approximately USD 0.3 bn from OTC products within Novartis Pharmaceuticals division

[3]Includes contact lens care products as well as Alcon sales of eye drops, ocular vitamins and other OTC products

NOVARTIS

Strong strategic foundation for expanding worldwide leadership in eye care

Global brands

- Focus on cataract, glaucoma and retinal diseases
- Build core brands globally

Innovation

- Expand R&D in age-related eye diseases
- Combine Alcon's excellence in development and formulation capabilities with Novartis' rich and complementary early-stage pipeline

Advanced technologies

- Silicon hydrogel contact lenses
- Intraocular lens materials and design

Emerging markets

- Leverage broad Novartis geographic presence
- Alcon already has > USD 1 billion sales in EGM

Alcon: Expected cost synergies from full ownership

	Potential annual pre-tax cost synergies (USD m)
Cost of Goods Sold	30
Marketing & Sales	125
Research & Development	10
General & Administration	135
Total	**300**

Agenda

- Summary
- Strategic rationale
- **New Novartis eye care division**
- Transaction details
- Financial impact
- Conclusion

NOVARTIS

Alcon: The new Novartis eye care division

2008 pro forma Group net sales: USD 47.8 billion (+9% in USD)[1]

Pharma	Vaccines & Diagnostics	Sandoz	Consumer Health	Alcon
USD 25.8 bn[1]	USD 1.8 bn	USD 7.6 bn	USD 4.1 bn[1]	USD 8.5 bn
Lucentis[2] USD 0.9 bn				**Alcon** USD 6.3 bn **CIBA Vision** USD 1.7 bn **Ophtha** USD 0.5 bn
▪ A leader in oncology and cardiovascular ▪ Strong pipeline	▪ No. 2 in flu vaccines ▪ Potential in meningitis	▪ No. 2 generics company ▪ Differentiated generics	▪ All businesses growing faster than their sectors ▪ Strong cash flow	▪ Global leader in eye care ▪ Cover > 70% of vision sector

Lucentis <- - - Collaboration - - -> Alcon

[1] Estimated pro forma 2008 net sales based on Novartis and Alcon results; Pharmaceuticals and Consumer Health pro forma net sales reduced for proposed sales contributions to new eye care division

[2] Lucentis will remain in Novartis Pharmaceuticals division, but would be co-promoted with new eye care division

Novartis: Focused diversification in healthcare



1996
55%
45%
Healthcare
Other
2007
14%
19%
63%
4%
All Healthcare
Pharma
Vaccines & Diagnostics
Sandoz
Consumer Health
Alcon
2008 pro forma
18%
8%
54%
16%
4%
All Healthcare



Creation of Novartis
HEXAL
Eon Labs.
CHIRON
Ebewe PHARMA
Alcon
1996
1997
1999
2005
2006
2007
2008
2009
2010
Spin-off of Ciba Specialty Chemicals
Syngenta formed with agribusiness spin-off
Divestments of last non-healthcare businesses

NOVARTIS

Diversified healthcare portfolio expected to offer attractive growth and returns

	Sector growth CAGR 2009-2014	Sector EBIT margin	2008 global sector size (USD bn)
Pharmaceuticals	5%	25-35%	700
Vaccines and diagnostics	9%	15-25%	21
Generics	9%	10-20%	90
Consumer	4%	10-20%	113
Eye care[1]	6-7%	20-30%	26

CAGR – Compound annual growth rate
EBIT – Earnings before interest and taxes
1 Eye care segment estimates composed of surgical business and related activities involving pharmaceutical and consumer health eye care products
Source: Estimates based on data from certain providers, including MarketScope and IBES (Institutional Brokers' Estimate System)

Consistent strategy to sustain profitable growth and mitigate risk

Priorities

1. Step up innovation focusing on differentiated products
2. Selectively strengthen portfolio while addressing patient needs
3. Expand in high-growth markets
4. Improve organizational efficiency

Agenda

- Summary
- Strategic rationale
- New Novartis eye care division
- **Transaction details**
- Financial impact
- Conclusion

NOVARTIS

Gaining full ownership of Alcon

Transactions to acquire 100% stake in Alcon

Nestlé agreement

2008


Novartis
Public
25%
23%
52%
Nestlé

- 25% stake acquired for USD 10.4 bn[1]

2010


Novartis
Public
23%
77%

- 52% stake to be acquired for USD 28.1 bn

Merger proposal

2010


Novartis
100%

- Proposal for all-share direct merger for 23% stake for USD 11.2 bn

[1] *USD 10.6 bn acquisition price reduced by 2007 Alcon dividend payment of USD 0.2 bn paid in May 2008*

NOVARTIS

77% majority control

Alcon majority stake: Completion of Nestlé deal

	Number of shares (m)	Price per share (USD)	Total cost (USD bn)
2008	**74**	**143**	**10.4**[1]
2010	4	143	0.6
	152	181	27.5
	156	**180**	**28.1**[2]
Total	**230**	**168** 17% premium[3]	**38.5**

1 *USD 10.6 bn acquisition price reduced by 2007 Alcon dividend payment of USD 0.2 bn paid in May 2008*

2 *USD 28.1 bn plus 1.45% annualized interest from January 1, 2010, until transaction closing*

3 *Premium to USD 143.18 (market price as agreed between Nestlé and Novartis in April 2008)*

NOVARTIS

77% majority control

Alcon majority stake: Financing

	25% stake (2008)	52% stake (2010)
Deal value	▪ USD 10.4[1] bn	▪ USD 28.1[2] bn
Financing sources	▪ ~USD 5 bn cash ▪ ~USD 5 bn of external short-term borrowing	▪ USD 14.2 bn cash end of September 2009 ▪ Novartis cash flow generation until closing ▪ Short- and long-term debt
Credit rating	Moody's: Aa2 / P-1 S&P: AA- / A-1+ Fitch: AA / F1+	▪ Current ratings already anticipate second step ▪ Ratings to be confirmed – no changes expected ▪ Strong commitment to credit rating

[1] *USD 10.6 bn acquisition price reduced by 2007 Alcon dividend payment of USD 0.2 bn paid in May 2008*
[2] *USD 28.1 bn plus 1.45% annualized interest from January 1, 2010, until transaction closing*

77% majority control

Cost synergies from Alcon majority stake dependent on arm's-length arrangements

	Potential annual pre-tax cost synergies (USD m)	Examples	Comments
Cost of Goods Sold	30	Supply chain optimization	▪ Highly complementary eye care businesses with minimal overlap ▪ Synergy sources • Collaborations • Shared services agreements • Joint ventures • Other business arrangements
Marketing & Sales	125	Co-promotion opportunities	
General & Administration	45	Back-office consolidation	
Total	**200**		

NOVARTIS

Merger proposal: Key terms

Fixed exchange ratio	2.80 Novartis shares for each Alcon share
Novartis shares offered	205 million Novartis shares[2] (of which 107 million shares are already issued)
Implied consideration[1]	USD 11.2 billion
Implied price per Alcon share	USD 153
Premium to unaffected Alcon share price of USD 137	12%
Transaction structure	Merger of Alcon Inc. into Novartis AG under Swiss Merger Act (both incorporated in Switzerland)

[1] Assumes CHF / USD exchange rate of CHF 1.04 = USD 1.00

[2] Assumes 73.2 million fully diluted Alcon shares

NOVARTIS

Merger proposal: Offer considerations

- Assessment of Alcon's fundamental value
- Alcon share price adjusted for speculation
- USD 168 per share (a 17% premium) paid for 77% majority stake
- Lower earnings expectations for Alcon since April 2008
- Incremental annual synergies from merger (USD 100 million)
- Premiums paid for comparable minority stake acquisitions
- Economic interests of Novartis shareholders

Merger proposal: Unaffected price and premium

Adjustments for minority buy-out speculation	Alcon share price range (USD)	Mean (USD)
Methodology 1: Alcon trades in line with changes in Alcon EPS expectations	130 – 136	**133**
Alcon trades in line with changes in Alcon EPS expectations and changes in market P/E multiples	111 – 116	**113**
Methodology 2: Alcon trades in line with relevant market indexes[1]	123 – 145	**138**
Methodology 3: Views of research analysts covering Alcon on unaffected share price	130 – 140	**138**

Alcon unaffected share price: USD 137
Implied premium: 12%

Sources: IBES, Bloomberg
[1] Based on more than 10 healthcare and Alcon-member stock market indexes

NOVARTIS

Merger proposal: Novartis share issuance

- Preservation of current strong credit rating important to Novartis
- Novartis shares expected to come from:
  - 107 million treasury shares
  - 98 million newly issued shares (subject to Novartis shareholder approval)
- In total, a 9% increase in fully diluted outstanding Novartis shares

Novartis fully diluted shares outstanding (As of November 30, 2009)	2 285 million	+9%
Merger-related change in shares outstanding	205 million	
Pro forma Novartis fully diluted shares outstanding	**2 490 million**	

NOVARTIS

Alcon overview: Transactions to 100% ownership

January:
Call option exercised to acquire Nestlé's remaining 52% Alcon stake, increasing Novartis stake to 77%

Proposal for all-share direct merger under Swiss law to acquire remaining 23% stake in Alcon for USD 11.2 billion

Merger requires approval by Boards of Alcon and Novartis

2010

H2 2010:
Anticipated closing for purchase of Nestlé's remaining 52% stake in Alcon for USD 28.1 billion

Alcon to be a majority-owned subsidiary

Merger requires two-thirds approval by Novartis and Alcon shareholders

Novartis has right under Swiss law to vote its Alcon stake in favor of merger

NOVARTIS

Agenda

- Summary
- Strategic rationale
- New Novartis eye care division
- Transaction details
- **Financial impact**
- Conclusion

NOVARTIS

Transaction summary: Implied valuation

	77% Alcon stake	Merger	100% Alcon
Deal value[1]	USD 38.5 bn	USD 11.2 bn	**USD 49.7 bn**
Per share purchase price	USD 168	USD 153	**USD 164**
Implied 2010 multiples			
EBITDA[1,2]	17.9 x	16.2 x	**17.5 x**
P/E[3]	22.7 x	20.6 x	**22.2 x**
PEG[4]	1.7	1.6	**1.7**
Premium	+17%[5]	+12%[6]	**+16%**[7]

[1] Deal value excludes the assumption of USD 3.0 bn cash, USD 0.7 bn debt and USD 0.3 unfunded deferred compensation and pension liabilities (source: Alcon Q3 2009 report and 2008 Form 20-F); EBITDA multiples are adjusted for these amounts

[2] Based on current 2010 IBES (Institutional Brokers' Estimate System) consensus Alcon EBITDA estimate of USD 2.7 billion

[3] Based on current 2010 IBES consensus Alcon EPS estimate of USD 7.41 per share

[4] Based on current 2010 IBES consensus Alcon long-term growth rate of 13%

[5] Premium to USD 143.18 (market price as agreed between Nestlé and Novartis in April 2008)

[6] Premium to current unaffected Alcon share price of USD 137

[7] Weighted average premium for 77% Alcon stake and merger

NOVARTIS

Transaction summary: Estimated EPS impact

Estimated 2011 impact	52% Alcon stake	Merger	52% stake + merger combined
EPS[1,2]	~(3)%	~(7)%	~(9)%
Core EPS[2]	~5%	~(4)%	~1%
Fully synergized Core EPS[3]	~6%	~(4)%	~1%

[1] *Includes pre-tax estimates for amortization and one-time costs related to the transactions; in particular assumes USD 2.1 billion of pre-tax annual amortization charges for 100% Alcon ownership and the 2011 share of ~USD 400 million total one-time pre-tax restructuring costs that are anticipated for 100% Alcon ownership, of which ~ USD 300 million are related to the 77% Alcon stake synergies; these estimates are preliminary and may be subject to change*

[2] *Includes estimated synergies expected to be achieved in 2011 assuming transaction closings in H2 2010*

[3] *Assumes full run-rate of synergies in calculation*

NOVARTIS

Agenda

- Summary
- Strategic rationale
- New Novartis eye care division
- Transaction details
- Financial impact
- **Conclusion**

Conclusion

- Creating an even stronger global leader in growing eye care sector
- New eye care division to include Alcon, CIBA Vision and certain Novartis ophthalmic medicines
- Alcon to become 77% majority-owned subsidiary after completion of Nestlé agreement – closing expected in H2 2010
- Proposal for all-share merger provides clarity and in the interest of all stakeholders – including Alcon and Novartis shareholders

Right time to simplify Alcon ownership

Appendix

Transaction summary: Estimated EPS impact

Estimated 2011 impact	25% stake	52% stake	Merger	100% Alcon
EPS[1,2]	~(2)%	~(3)%	~(7)%	~(11)%
Core EPS[2]	~2%	~5%	~(4)%	~2%
Fully synergized Core EPS[3]	NA	~6%	~(4)%	~3%

[1] *Includes pre-tax estimates for amortization and one-time costs related to the transactions; in particular assumes USD 2.1 billion of pre-tax annual amortization charges for 100% Alcon ownership and the 2011 share of ~USD 400 million total one-time pre-tax restructuring costs that are anticipated for 100% Alcon ownership, of which ~ USD 300 million are related to the 77% Alcon stake synergies; these estimates are preliminary and may be subject to change*

[2] *Includes estimated synergies expected to be achieved in 2011 assuming transaction closings in H2 2010*

[3] *Assumes full run-rate of synergies in calculation*

NOVARTIS

Alcon majority stake: Transaction summary

	25% Alcon stake	52% Alcon stake	77% Alcon stake
Deal value	USD 10.4 bn	USD 28.1 bn[1]	**USD 38.5 bn**
Per share purchase price	USD 143	USD 180[2]	**USD 168**
IBES EPS estimate	2008: USD 6.30	2010: USD 7.41	**2010: USD 7.41**
Implied P/E	2008: 22.7 x	2010: 24.3 x	**2010: 22.7 x**
Implied PEG[3]	2008: 1.5	2010: 1.9	**2010: 1.7**
Premium[4]	0%	26%	**17%**

1 USD 28.1 bn plus 1.45% annualized interest from January 1, 2010, until transaction closing

2 Under terms of April 2008 agreement with Nestlé, the call option exercise price is USD 181 per share for 152 million shares and USD 143.18 for four million shares, resulting in an average price of USD 180 per share for the 156 million shares comprising the 52% Alcon stake

3 IBES (Institutional Brokers' Estimate System) April 2008 consensus Alcon long-term growth rate of 15%; January 2010 consensus Alcon long-term growth rate of 13%

4 Premium to USD 143.18 (market price as agreed between Nestlé and Novartis in April 2008)

New Novartis eye care division: Surgical
The global leader in cataract surgery

Growth drivers

- Continuous product development to improve vision after surgery
- Growing share in established countries
- Adoption of advanced technologies in emerging markets






Alcon
DisCoVisc

Surgical sales (USD m)


CAGR +12%
2.9
1.4
2002
2008

NOVARTIS

New Novartis eye care division: Pharmaceuticals Broad product portfolio

Growth drivers

- Strong pipeline in many treatment areas
- Global product launches
- More convenient dosing and multiple-action products


TRAVATAN
Vitalux
VIGAMOX
Gel

Pharmaceutical sales (USD m)[1,2]


CAGR +11%
3.1
1.7
2002 pro forma
2008 pro forma

[1] *Excludes USD 0.9 billion of 2008 sales from Lucentis; this product will remain in Novartis Pharmaceuticals division, but would be co-promoted with new eye care division; Genentech holds US rights*

[2] *Includes 2008 net sales of approximately USD 0.3 billion from OTC products currently sold by Pharmaceuticals division*

NOVARTIS

New Novartis eye care division: Contact lenses
Advanced technologies

Growth drivers

- Accelerating innovation in lens design and materials
- Demand in emerging markets (particularly Asia-Pacific)
- Top reasons for contact lenses: Health and comfort


AIR OPTIX
DAILIES

Contact lens sales (USD m)


CAGR +8%
0.9
1.5
2002
2008

New Novartis eye care division: Consumer
Many global brands

Growth drivers

- Global leadership and above-sector growth
- Maximizing global launches of contact lens disinfectants
- Growth in "dry eye" brands – environmental irritants


OPTI-FREE
Express
Systane
CLEAR CARE

Consumer sales (USD m)


CAGR +8%
0.7
1.0
2002 pro forma
2008 pro forma

NOVARTIS